Filed Pursuant to Rule 433

Registration No. 333-154677

November 12, 2009

Raytheon Company

Final Term Sheet

November 12, 2009

Issuer:	Raytheon Company

Size:	$500 million

Maturity:	February 15, 2020

Coupon:	4.40%

Yield to Maturity:	4.428%

Spread to Benchmark Treasury:	+ 95 basis points

Benchmark Treasury:	3.625% due August 15, 2019

Benchmark Treasury Yield:	101-06+; 3.478%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2010

Redemption Provision:	In whole or in part, at any time, at the Issuer’s option, at the greater of (i) 100% of principal amount or (ii) discounted present value at the Treasury Rate plus 20 basis points

Price to Public:	99.755%

Settlement Date:	November 19, 2009 (T+5)

CUSIP:	755111 BR1

ISIN:	US755111BR11

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.

Joint Leads	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc

Senior Co-Managers	Morgan Stanley & Co. Incorporated Wells Fargo Securities, LLC SG Americas Securities, LLC BNP Paribas Securities Corp UBS Securities LLC RBS Securities Inc. Calyon Securities (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC ANZ Securities, Inc. Scotia Capital (USA) Inc. Lloyds TSB Bank PLC

The closing will occur on November 19, 2009, which will be more than three U.S. business days after the date of pricing. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise. Purchasers who wish to trade notes on the date of pricing or the immediately succeeding date will be required, by virtue of the fact that the notes will settle in five business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Raytheon Company on November 12, 2009 relating to its prospectus dated October 23, 2008.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or calling J.P. Morgan Securities Inc. at 1-212-834-4533.